[Rutan & Tucker, LLP Letterhead]

April 9, 2009

VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE

Peggy Fisher, Esq., Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3030 100 F Street, N.E. Washington, D.C. 20549

Re:	Balqon Corporation Registration Statement on Form S-1 Filed December 15, 2008 File No. 333-156446

Dear Ms. Fisher:

This letter responds to the comments of your letter dated January 16, 2009 relating to Balqon Corporation (the “Company”), a copy of which letter is enclosed for your convenience.  The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 1 to Form S-1), Reg. No. 333-156446 (the “Registration Statement”), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of January 16, 2009, together with the Company’s responses in regular font immediately following each reproduced comment. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.  The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of January 16, 2009.

Prospectus Summary

1.
In this section, please summarize, rather than repeat, detailed disclosure that is included elsewhere in your prospectus. For example, we note the disclosure regarding your strategy is identical to disclosure in the “Business” section.

The Company has revised its disclosure in the “Prospectus Summary” section on pages 2 to 5 of the Registration Statement to summarize detailed disclosure that is included elsewhere in the Registration Statement.

Peggy Fisher, Esq.,
April 9, 2009

2.
Please ensure that the information you present in the summary accurately represents the current status of your business and your products. For example, we note that you have nominal revenues to date and net losses since inception, that contract revenues to date were earned from one contract and purchase orders received to date are from one customer, and that you have produced one prototype vehicle. Please revise the disclosure to remove statements that may be inconsistent with your current status. We may have further comments.

The Company has revised its disclosure in the “Prospectus Summary” section and throughout the Registration Statement to more accurately represent the current status of its business and products.  The Company has clarified its disclosure to make clear that, to date, it has (i) entered into a development agreement with the South Coast Air Quality Management District (“AQMD”) to manufacture and deliver a prototype electric vehicle, (ii) received two purchase orders for its heavy-duty electric vehicles, one from the AQMD and the other from the City of Los Angeles, and (iii) sold two heavy-duty electric vehicles under the terms of the purchase orders.

3.	Please define technical terms used in the summary, such as “drayage tractor,” “flux vector inverters,” the “SAE J1939 CAN Bus capable” and “plug and play.”

The Company has revised its disclosure in the “Prospectus Summary” section of the Registration Statement to define technical terms used in the Registration Statement, including the terms “drayage tractor,” “flux vector inverter,” and “SAE J1939 CAN Bus capable.”  The Company has removed all references to “plug and play” from the Registration Statement.

4.
Please provide support for your beliefs that (1) electric vehicles and material handling equipment are “inherently more cost effective” than fossil fuel powered vehicles and material handling equipment and (2) there are over 88,000 yard tractors in use worldwide which are being replaced at the rate of approximately 8,000 per year.

The Company has revised its disclosure within the Registration Statement to delete any reference to the beliefs set forth above.

5.
Explain more specifically the how the parties relate to one another and their roles in the merger.  Also describe the previous business of BMR and the reason(s) for the merger. Revise this section to clearly explain what happened in the merger and who received shares. For example, how many shares did former shareholders of BMR receive? How many shares do they still hold? The disclosure as currently drafted is confusing.

Peggy Fisher, Esq.,
April 9, 2009

Additional disclosure has been added in the “Prospectus Summary” section on pages 4 to 5 of the Registration Statement and in the “Certain Relationships and Related Transactions – Merger Transaction” section on pages 81 to 83 of the Registration Statement to clarify and explain more fully the parties to the merger transaction and the consideration paid and concessions made in connection with the consummation of the merger transaction.

6.	Please balance the summary disclosure to also briefly describe material risks.

Additional disclosure has been added in the “Prospectus Summary” section on pages 6 to 7 of the Registration Statement to balance the summary disclosure with a brief discussion of a number of material risks together with a cross reference to the “Risk Factors” section of the Registration Statement.

Risk Factors, page 6

7.	Please add a risk factor that highlights the risks related to your blank check preferred stock. We note the disclosure on page 79.

The Company has revised its disclosure on page 18 of the Registration Statement to include a new risk factor entitled: “Our articles of incorporation, our bylaws and Nevada law each contain provisions that could discourage transactions resulting in a change in control of Balqon Corporation, which may negatively affect the market price of our common stock”.

8.
Please consider whether a risk factor would be appropriate regarding the potential change in the current value of intangible assets on your balance sheet. We note the disclosure in Note 4 on page F-13 that the valuation of the intangible assets may change.

The Company has revised its disclosure on page 12 of the Registration Statement to include a new risk factor entitled: “Our results of operations could be adversely affected as a result of impairments of goodwill and other intangible assets”.

Our lack of purchase orders and commitments other than our contract with the City of Los Angeles, page 9

9.	Please disclose the full name for “AQMD.”

The full name for the AQMD is disclosed on page 2 of the Registration Statement.

Peggy Fisher, Esq.,
April 9, 2009

Use of Proceeds, page 16

10.	State the warrant exercise price(s) for the warrants relating to the shares being registered here.

The Company has revised its disclosure on page 21 of the Registration Statement to disclose the exercise prices for the warrants relating to the underlying shares of Common Stock being registered under the Registration Statement.

Critical Accounting Policies, page 20

11.
Please revise to provide a more complete discussion of your critical accounting policies and estimates. Your discussion currently focuses on the accounting methods used rather than an analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates or assumptions bear the risk of change. For example, please discuss the specific assumptions used in determining stock-based compensation, how you assess whether the carrying value of long-lived assets may not be recoverable, and how you evaluate your warrants under SFAS 150, SFAS 133, and EITF 00-19, including the specific characteristics of your warrant options that may impact your accounting treatment.

The Company has revised its disclosures on pages 26 to 29 of the Registration Statement to include a more complete discussion of our critical accounting policies.

Results of Operations, page 22

12.
Please revise to provide an indication of the amount of research and development expenses incurred during the nine months ended September 30, 2008 and the year ended December 31, 2007 compared to the prior comparable period. Please also include a discussion of any material changes in research and development expenses between periods. In addition, please tell us where the research and development expenses are included in the statement of operations provided on page F-3.

The Company has revised its disclosure on page 31 of the Registration Statement to indicate the amounts of research and development expenses incurred during the year ended December 31, 2008 as compared to the year ended December 31, 2007.  The Company has also revised its disclosure to discuss the factor that impacted the change in research and development expenses between the two periods.

Research and development expenses are reported as a separate line item on the Company’s Statements of Operations on page F-5 of the Registration Statement.

Peggy Fisher, Esq.,
April 9, 2009

Net Revenues, page 23

13.
Your disclosure is confusing here and elsewhere in the filing regarding the $527,000 contract with City of Los Angeles because you sometimes refer to it as the AQMD contract. Revise to clarify, if true, that it is one contract with both parties, and disclose the percentage of completion to date and the remaining financial amount you expect to receive under the contract.

Additional disclosure has been added on pages 26 and 38 to 39 of the Registration Statement clarifying the differences among the initial $527,000 development agreement with the AQMD and the subsequent purchase orders from the City of Los Angeles and the AQMD.

Liquidity and Capital Resources, page 24

14.
We note that you have approximately $543,000 cash on hand at September 30, 2008 and will need significant additional cash to continue your operations. Please expand your discussion of liquidity and capital resources to specifically discuss your plans to generate sufficient liquidity, financing needs and expected sources of this financing, including the following:

•	Your plan of operation for the next twelve months;

•	The effect of the current economic conditions on your operating plans;

•	A summary of any product research and development that you will perform for the term of the plan;

•	Any expected purchase or sale of plant and significant equipment; and

•	Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K and FRC 607.02.

Additional disclosure has been added to the “Liquidity and Capital Resources” section on pages 34 to 35 of the Registration Statement to specifically disclose the Company’s plans to generate sufficient liquidity, financing needs and expected sources of this financing including the Company’s plan of operations for the next twelve months.

15.	For each of the private placements, disclose the fees paid to consultants.

Additional disclosure has been added to the “Liquidity and Capital Resources” section on page 33 of the Registration Statement disclosing the fact that Marlin Financial Group, Inc. (“Marlin”) acted as a finder for Balqon Corporation, a California corporation (“Balqon California”) in connection with the Balqon California’s private placements in

Peggy Fisher, Esq.,
April 9, 2009

September and October 2008.  In June 2008, Balqon California issued shares of common stock and warrants to purchase shares of common stock of Balqon California to Marlin in consideration of business strategy and financial advisory services rendered and to be rendered to Balqon California.  Marlin did not receive any additional consideration directly related to its services as a finder in connection with these offerings.  Other than the compensation paid to Marlin by Balqon California pursuant to the terms of the advisory agreement, neither Balqon California nor the Company made any payments to consultants, investment professionals or finders in connection with any private placement of securities of Balqon California or the Company described in the Registration Statement.

Company History, page 28

16.
Please discuss the material terms of your agreement to acquire the intellectual property assets of Electric Motorsports, LLC. We note the disclosure in Note 4 on page F-13. Also, file as exhibits the acquisition agreement and the unsecured promissory note of $100,000.

Additional disclosure has been added on pages 38 and 90 of the Registration Statement disclosing the additional terms of the Company’s acquisition of certain of the assets of Electric Motorsports, LLC (“EMS”).  In addition, the Asset Purchase Agreement and Promissory Note relating to the purchase of the assets of EMS are incorporated by reference into the Registration Statement as Exhibit 10.18 and Exhibit 10.19, respectively, to the Registration Statement.

17.	Please discuss the material terms of your $527,000 City of Los Angeles and AQMD contracts.

Additional disclosure has been added to the “Business–Company History” section on pages 38 to 39 of the Registration Statement disclosing the material terms of the $527,000 development agreement with the AQMD, the purchase agreement with the City of Los Angeles and the purchase agreement with the AQMD.

18.
Please discuss the material terms of your May 15, 2008 agreement with the South Coast Air Quality Management District and your June 26, 2008 agreement with the City of Los Angeles. For example, we note the duration of the agreement in section III, compensation in section V and the royalty fees in section VI of exhibit 10.10.

The Company’s response to Question 17 is incorporated herein by reference.

Peggy Fisher, Esq.,
April 9, 2009

Electrical Vehicle Industry, page 29

19.
Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether all data you cite is publicly available. Please also tell us whether the sources have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

The only third-party data included in the Registration Statement are data provided by the United States Department of Energy in its Transportation Energy Book and set forth on page 40 of the Registration Statement.  A copy of Chapter 1 of Edition 27 of the Transportation Energy Book (available at http://cta.ornl.gov/data/download27.shtml) and is keyed to the disclosure on page 29. This data is publically available and was not commissioned by the Company.

Our Competitive Strengths, page 32

20.
Please provide support for your beliefs that (1) your vehicles are the highest load carrying zero emissions vehicles commercially available in the heavy-duty electric industry and (2) your vehicles can provide up to an 80% reduction in fuel costs and nearly twice the vehicle life as compared to fossil fuel powered vehicles.

The Company has revised its disclosure within the Registration Statement to delete any reference to the matters described above.

21.
Please reconcile the disclosure on page 32 of the references to 80% reduction and nearly twice the vehicle life to the disclosure on page 36 concerning operating costs of 20%, maintenance costs of 30% and a 40% higher vehicle life.

The Company has revised its disclosure within the Registration Statement to delete any reference to the matters described above.

Flux Vector Inverter Technology, page 34

22.	Please provide the basis for your belief that your inverters are the leading variable frequency invertors that have a capacity of over 200kW at a voltage range of 200 volts to 800 volts.

The Company has revised its disclosure within the Registration Statement to delete any reference to the matters described above.

Peggy Fisher, Esq.,
April 9, 2009

Service, Parts and Consumables, page 38

23.
Please balance your disclosure in this section that you sell your vehicles through an authorized sales and service dealer network and on page 39 that you maintain long-standing relationships with core customers with disclosure on pages 8 and 9 that you only recently completed your first prototype vehicle and that you have purchase orders from two customers.

Additional disclosure has been added to page 52 of the Registration Statement to describe the Company’s current dealers in Canada and South Korea and the Company’s plans to establish a dealer network in the future.  In addition, the Company deleted any reference to maintaining long-standing relationships with its clients.

Manufacturing and Assembly, page 39

24.	Please tell us how you estimated that the facilities can support annual revenues of approximately $100 million.

The Company has revised its disclosure in the “Manufacturing and Assembly” section on pages 50 to 51 of the Registration Statement to delete the statement that the Company’s manufacturing and assembly facilities could support annual revenues of approximately $100 million.

Heavy-Duty Electric Vehicle Sales, page 40

25.	Please clarify whether you have distributors who are marketing your products in North Korea or South Korea. Also expand to discuss specifically what products they are distributing there and in Canada.

The Company has revised its disclosure in the “Sales and Marketing – Heavy-Duty Electric Vehicle Sales” section on page 52 of the Registration Statement to clarify that it has distributors in western Canada and in South Korea, with each distributor marketing the Company’s Nautilus E20 electric yard tractor.

Directors and Executive Officers, page 45

26.	Please disclose the relationship, if any, between Balwinder Samra and Amarpal Singh Samra.

Additional disclosure has been added on page 58 of the Registration Statement stating that Balwinder Samra and Amarpal Samra are brothers.

Peggy Fisher, Esq.,
April 9, 2009

27.	Please tell us why this section does not include Mr. Gruenwald. We note the disclosure on page 29 and note 10 on page F-19 that Mr. Gruenwald is your vice president of research and development.

Additional disclosure has been added to the “Management – Directors and Executive Officers” section on page 59 of the Registration Statement disclosing Mr. Gruenwald as an Executive Officer of the Company.

Executive Compensation

28.	Please update all your compensation disclosure so that it includes the most recently completed fiscal year.

Additional disclosure has been added to the “Management—Compensation of Executive Officers” section on page 64 to 81 of the Registration Statement to include information for 2008.

Compensation of Executive Officers, page 50

29.	Please tell us, with a view to disclosure, whether the 2007 compensation of Mark and Marla Andre on page 50 includes 2007 compensation disclosed in the second full paragraph on page 69 paid to them.

Pursuant to the requirements of Rule 402 of Regulation S-K, disclosure of compensation information for Mark and Marla Andre is not required as neither Mr. Andre nor Ms. Andre were executive officers of the Company in 2008.  Accordingly, the information contained in the prior version of the Registration Statement has been omitted.

2008 Stock Incentive Plan, page 50

30.	We note that you have issued 4,562,592 options under this plan. Provide the required information with regard to issuances to officers and directors. See Item 402 of Regulations S-K.

Additional disclosure has been added to the “Management—Issuance of Options Under our 2008 Plan” section on page 68 of the Registration Statement disclosing option grant information required by Item 402 of Regulation S-K.

Peggy Fisher, Esq.,
April 9, 2009

Certain Relationships and Related Transactions, page 63

31.
Please expand this section to provide, if applicable, the disclosure required by Item 404 of Regulation SK concerning your acquisition of assets from Electro Motorsports, LLC. We note the disclosure on page 29 that Mr. Gruenwald is the sole member of Electro Motorsports and your vice president of research and development.

Additional disclosure has been added to the “Certain Relationships and Related Transactions—Balqon California’s Transaction Prior to the Consummation of the Merger Transaction” section on page 90 of the Registration Statement disclosing information regarding the acquisition of certain assets of EMS.

32.
Please expand this section to discuss the note payable of $125,875 to related parties disclosed on page F-2. Also, identify the related party and disclose the interest rate of the note and when the note was issued.

Additional disclosure has been added to “Certain Relationships and Related Transactions—Balqon California’s Transactions Prior to the Consummation of the Merger Transaction” section on page 90 of the Registration Statement disclosing the terms of a $100,000 note payable to Mr. Gruenwald and a $25,875 note payable to Marlin.

Merger Transaction, page 74

33.	Please identify the stockholders of the cancelled 6,377,500 shares and disclose the business purpose for cancelling the shares.

Additional disclosure has been added to the “Certain Relationships and Related Transactions—Merger Transaction” section on pages 81 to 82 of the Registration Statement indentifying the shareholders who agreed to the cancellation of an aggregate of 6,377,500 shares of common stock of BMR Solutions, Inc. and the business purpose for the cancellation.

Recent Sales of Unregistered Securities, page 87

34.	Please expand this section to provide all disclosure required by Item 701 of Regulation S-K. For example, we note the disclosure on page 69 of the issuances of securities.

Additional disclosure has been added to the “Recent Sale of Unregistered Securities” section on pages II-3 to II-5 of the Registration Statement disclosing recent sales of securities of the Company and Balqon California.

Peggy Fisher, Esq.,
April 9, 2009

Financial Statements

35.	Please update your financial statements as required by Rule 3-12 of Regulation S-X.

The Registration Statement contains updated financial statements as required by Rule 3-12 of Regulation S-X.

Statements of Operations, page F-3

36.
We see that you separately disclose revenue from sale of parts and contract revenue earned. Please revise your statement of operations to also separately disclose related costs and expenses. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company has revised its Statement of Operations on page F-5 of the Registration Statement and its disclosure in Note 1 to the Company’s financial statements on pages F-10 to F11 of the Registration Statement to separately disclose the costs and expenses related to revenue earned from sale of parts and revenue earned from contracts.

Statement of Shareholder’s Equity (Deficiency), page F-4

37.
Please revise your footnotes to discuss how you are presenting shareholder’s equity in light of the reverse acquisition/recapitalization. Please include the basis for the 1,400,000 adjustment to common stock recorded as the “effect of reverse merger transaction.”

The Company has revised its disclosure in its Statements of Shareholders’ Equity on page F-6 of the Registration Statement and in Note 1 to the Company’s financial statements to discuss its presentation of the reverse acquisition and to include the Company’s basis for the 1,400,000 adjustment to common stock recorded as the “effect of the Merger Transaction.

Note 1.  Nature of Business and Significant Accounting Policies, page F-6

Registration Payment Arrangements, page F-11

38.	Regarding your registration rights agreement, please revise to include the disclosures required by paragraph 12 of FSP EITF Issue No. 00-19-2.

The registration rights agreements do not provide for transfer of consideration if the Company’s obligation to register shares is unsuccessful.  As such, paragraph 12 of FSP EITF Issue No. 00-19-2 does not apply to the Company’s registration rights agreements.

Peggy Fisher, Esq.,
April 9, 2009

Note 2.  Costs and Estimated Earnings on Uncompleted Contracts, page F-12

39.
We see from the table on page F-12 that as of September 30, 2008 and December 31, 2007 billings to date exceeded costs and estimated earnings on uncompleted contracts.  However, as of September 30, 2008 this excess was recorded as an asset and at December 31, 2007 the excess was recorded as a liability. Please advise or revise as appropriate.

The Company has revised its disclosure on pages F-16 to F-17 of the Registration Statement to report its billings in excess of costs and estimated earnings on uncompleted contracts as current liabilities as of December 31, 2007 and December 31, 2008.

Note 8.  Shareholder’s Equity, page F-16

40.
We reference the disclosure that the shares granted to consultants for services rendered in June and August 2008 were valued “based on an appraisal of the Company performed by an independent valuation firm during June 2008.” Please revise to clearly disclose the nature and extent of your reliance on the third party for the stock valuation. If you relied on the third party expert for the valuation, please revise to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfiniguidance/sasinterp.htm.

The Company has revised its disclosure on pages F-24 to F-25 of the Registration Statement to clarify that the valuation “is based on a valuation performed by management prior to the reverse merger transaction with the assistance of an independent valuation firm.”  The Company has not attributed the valuation to a third party, and the report or valuation of the independent valuation firm is not included or summarized in the Registration Statement.  The valuation is attributed solely to the Company’s management who conducted the valuation and in doing so considered, and relied in part, on the report provided by an independent valuation firm.  As the valuation is attributed solely to management and not to a third party expert, the Company is not required to include the name of the independent valuation firm in the Registration Statement under Rule 436 of the Securities Act.  However, the Company has incorporated by reference into the Registration Statement the consent of the independent valuation firm as Exhibit 99.1 to the Registration Statement.

Peggy Fisher, Esq.,
April 9, 2009

41.	As a related matter, please tell us why the stock underlying this issuance is recorded as “to be issued” on the statement of shareholder’s equity.

The Company has revised its disclosure on its Statement of Shareholders’ Equity on page F-6 of the Registration Statement to remove the reference to “to be issued.” These shares were issued subsequent to September 30, 2008 and have been reflected as such in the updated financial statements.

Note 9.  Stock Options and Warrants, page F-16

42.
We see that you issued stock options and warrants during fiscal year 2008 and that the value of the issuances was “zero” as determined using a Black-Scholes option pricing model. Please revise to disclose the specific terms and assumptions used in your valuation and the basis for these assumptions. In addition, clarify how these assumptions resulted in zero compensation being recorded. We also note that the expected life of the options and warrants is zero. The basis for this assumption should be clarified. Please also disclose how you determined the fair value input used in the Black-Scholes option pricing model.

The Company has revised its disclosure on pages F-26 to F-30 of the Registration Statement to disclose the specific terms and assumptions used in the valuation and the basis for these assumptions.  The Company has also disclosed how the Company determined the fair value inputs used in the Black-Scholes option pricing model.

Undertakings, page 91

43.	Please provide the disclosure required by Item 512(a)(6) of Regulation S-K.

The Company has revised the “Item 17. Undertakings” section on page II-8 of the Registration Statement to provide the disclosure required by Item 512(a)(6) of Regulation S-K.

Exhibits

44.	Please file the agreement with Marlin Financial Group disclosed in footnote 4 on page 70.

The Stock and Warrant Purchase Agreement dated August 28, 2008, with Marlin is incorporated by reference into the Registration Statement as Exhibit 10.22 to the Registration Statement.  In addition, the Amendment to Stock and Warrant Purchase Agreement, dated March 30, 2009, with Marlin is incorporated by reference into the Registration Statement as Exhibit 10.23 to the Registration Statement.

Peggy Fisher, Esq.,
April 9, 2009

45.	Please file complete agreements. For example, we note that schedules 6(b) and 6(b) of exhibit 10.7 and exhibits A, B and C of exhibit 10.10 are missing.

The agreements incorporated by reference into the Registration Statement as Exhibits 10.6, 10.7 and 10.11 to the Registration Statement include the schedules or exhibits to those agreements.

Exhibit 23.1

46.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

An updated consent of Weinberg & Company, P.A., independent registered public accounting firm, is included as Exhibit 23.2 to the Registration Statement.

Form 10-KSB of BMR Solutions for the fiscal year ended December 31, 2007

Item 8A(f).  Controls and Procedures, page 26

47.
Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.see.gov/rulesifinal/33-8238.htm. Please note that you may file an abbreviated amendment which includes a cover page, explanatory note, Item 8, signature page and paragraphs 1, 2, 4 and 5 of the certification.

On April 1, 2009, the Company filed with the SEC Amendment No. 1 to Form 10-KSB on Form 10-K in response to this comment.

Exhibits 31

48.
We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-KSB that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that the certification must be signed by your current Chief Executive Officer and Chief Financial Officer.

On April 1, 2009, the Company filed with the SEC Amendment No. 1 to Form 10-KSB on Form 10-K in response to this comment.

Peggy Fisher, Esq.,
April 9, 2009

*  *  *  *

Additionally, please note that the Registration Statement has been revised to disclose that the Company currently has 25,518,348 shares of common stock outstanding.  The Company had previously disclosed that it had 25,543,348 shares of common stock outstanding.  This discrepancy was a result of double counting 25,000 shares of common stock as a result of a clerical error.

We trust that the foregoing is responsive to the comments contained in your letter dated January 16, 2009.  If you have any questions, please call me at (714) 641-3450.

Sincerely yours,

RUTAN & TUCKER, LLP

By:	/s/ Larry A. Cerutti
Larry A. Cerutti

LAC:jss
cc:	Tom Jones, Esq. (w/enc.)
Mr. Brian Cascio, Branch Chief (w/enc.)
Mr. Balwinder Samra (via electronic mail)
Mr. Robert Miranda (via electronic mail)